SAMSUNG

ELECTRONICS

02 MAY 29 AM 10: 2

SAMSUNG ELECTRONICS CO., LTD.
SAMSUNG Main Bldg.
250, 2-Ka, Taepyung-Ro, Chung-Ku,
Seoul, 100-742
Korea
TEL : 727-7462 , FAX : 727-7360

May 22, 2002

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549

02034394

Re: Samsung Electronics Co., Ltd. – Rule 12g3-2(b) Filing, Commission File No. 82-3109

Ladies and Gentlemen:

The following information is provided by Samsung Electronics Co., Ltd. to the Securities and Exchange Commission pursuant to paragraph (b) (1) (i) of Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended.

Should you have any questions on the foregoing, please do not hesitate to call Jin Hyuk Park of Simpson Thacher & Bartlett, U.S. counsel to Samsung Electronics Co., Ltd. at (852) 2514-7665. Thank you.

PROCESSED
JUN 0 6 2002
THOMSON
FINANCIAL

Very truly yours,

Name: Hyunseung Kim
Title: Associate

Kim Hyunseung

SEC Management Committee Approved Investment Designed to Expand CAPA in Hwaseong Plant on May 20, 2002

1. Investment Details
   1) Memory Line No.11 CAPA Upgrade : 8"/12"
   2) Investment Amount: KRW555.1 billion
   3) Schedule: The upgrade is scheduled to begin in 2Q 2002 and will be completed in 3Q 2002.